Exhibit 99.1
Sky-mobi and Sohu Sign Advertising Agreement
Hangzhou, China — March 23, 2011 — Sky-mobi Limited (NASDAQ: MOBI) (“Sky-mobi” or the “Company”), the leading mobile application store and mobile social network community operator in China, today announced that the Company has entered into an advertising contract with Sohu, one of the leading Chinese online destinations.
Under the terms of the one-year agreement, Sky-mobi will publish advertisements for Sohu’s advertising clients on Sky-mobi’s MRP ad network. Sky-mobi will be paid at an agreed minimum target rate, and will share revenue with Sohu that exceeds the minimum target rate.
“We are tremendously excited about our contract with Sohu which represents an important step to extend our business model into the promising mobile advertising space,” said Michael Song, Chairman and CEO of Sky-mobi. “As the top mobile application store platform in China, it is a natural fit for us to work with Sohu, one of the most popular portals in China. Our MRP platform is pre-installed on hundreds of millions of handsets across China and is viewed by vast numbers of consumers. We are confident that Sohu’s advertising clients will benefit tremendously from the exposure they will get through this arrangement.”
Sky-mobi works with handset companies to pre-install its Maopao mobile application store on handsets, including MRP, and with content providers to aggregate and offer a range of applications and content to end-users. Its Maopao store is pre-installed in over 6,600 handset models and is compatible with many different hardware and operating system configurations. The Company collects application store revenues through carriers and their mobile service providers and in turn, shares these revenues with mobile service providers, handset companies and content providers. The standardization of its application store software and Sky-mobi’s proven track record of generating revenue for our partners has enabled it to build what the Company believes is China’s leading mobile application eco-system with over 800 partners, including over 450 handset companies, over 250 content providers, and over 110 mobile service providers and 10 independent payment processing companies.
About Sohu.com
Sohu.com Inc. (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; #1 games information portal www.17173.com; the top real estate website www.focus.cn; #1 online alumni club www.chinaren.com; wireless value-added services provider www.goodfeel.com.cn; leading online mapping service provider www.go2map.com; and developer and operator of online games www.changyou.com.

About Sky-mobi Limited:
Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2009, according to Analysys International. The company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.
Safe Harbor Statement
This press release contains forward-looking statements that reflect the Company’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that the Company’s actual future results may be materially different from and worse than what the Company expects. Information regarding these risks, uncertainties and other factors is included in the Company’s registration statement on Form F-1 and other filings with the SEC.
For further information, please contact:
Sky-mobi Limited
Mr. Carl Yeung, CFO
Phone: +(86) 571-87770978 (Hangzhou)
Email: ir@sky-mobi.com
CCG Investor Relations
Mr. Ed Job, Sr. Account Manager
Phone: +(86) 21-3133-5075 (Shanghai)
Email: ed.job@ccgir.com

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